

October 3, 2011

Via E-mail
Mr. Carlos Moctezuma Velasco
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacan, Sinaloa
Mexico

> **Re: Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 16, 2011**
> **File No. 1-32229**

Dear Mr. Moctezuma:

We have reviewed your response letter dated September 16, 2011and have the following comment.

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Exhibits 12(a)(1) and 12(a)(2)

1.   We note that you have failed to file new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 with your amended annual report on Form 20-F for the fiscal year ended December 31, 2010. Please note that you cannot satisfy the certification requirement by incorporating by reference the certifications filed with your original annual report. Each amendment must be accompanied by new certifications. Please file an amendment to your annual report to provide new certifications. The amendment should consist of the entire filing, including consents and certifications.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Michael A. Fitzgerald, Esq.
       Dewey & LeBoeuf LLP